Exhibit 4.19

Agreement

Entered into and executed in Tel HaShomer as of this 31st day of May 2022

Between:	The Sheba Fund for Health Services and Research (R.A.) 580301992, Tel HaShomer, Ramat Gan 5265601 (hereinafter: the “Client”) Of the One Part;
And between:	SEAMLESS VISION (2017) LTD, Licensed Dealer / Company No. 515592301 54 Arlozorov Street, Tel Aviv 6248827 Telephone: 054-5551117 (hereinafter: the “Company”/the “Supplier”) Of the Other Part;

Whereas:	The Client published Tender No. 22298034 for operational leasing – for the supply, installation, operation, and maintenance of a robotic transport fleet within buildings throughout the C. Sheba Medical Center at Tel HaShomer (hereinafter: the “Tender”);

And whereas:	The Supplier submitted a proposal under the Tender for operational leasing – for the supply, installation, operation, and maintenance of a robotic transport fleet in the hospital (hereinafter: the “Proposal”) and is willing to assume the performance of all the obligations detailed in the Tender pursuant to the terms of this Agreement;

Therefore, it was agreed, declared, and stipulated between the Parties as follows:

1.	The preamble to this Agreement constitutes an integral part hereof.

2.	It is agreed between the Parties that the documents detailed below, including all their appendices and the documents and standards referenced therein, constitute an integral part of this Agreement:

2.1.	Response to the Tender by the Supplier, including the technical specification of the equipment and systems

2.2.	The Supplier’s Proposal dated March 13, 2022 (attached).

3.	Definitions

3.1.	“Engagement Period” – The Engagement Period shall commence upon the signing of this Agreement with the Supplier and shall be for a period of 24 months from the date of service supply, with an option, at the sole discretion of the hospital, to extend for additional periods of one year each.

3.2.	Commencement Date of Service Supply – The Supplier undertakes that within 4 months from the date of signing this Agreement, the robotic transport fleet shall be installed and operated, including the proper installation of the equipment and accompanying systems.

3.3.	“Warranty Period” – Full warranty for the entire Engagement Period. The warranty shall apply to the types of robots, the equipment, and the accompanying systems, including labor, spare parts, compliance with SLA, and shall be calculated from the date of supply, installation, and operation of the robots, and after inspection and approval by an authorized representative of the hospital.

3.4.	The “Services” – Supply, installation, and operation of a fleet of robots, including the equipment and accompanying systems, implementation for mapping, mapping updates and software updates, repair and maintenance services, and in-person and telephone training support.

Terms and definitions appearing in the appendices to the Agreement and also appearing in this Agreement shall bear the same interpretation and meaning assigned thereto in the appendices to the Agreement. In any case of contradiction between the Agreement and its appendices, the provisions of the technical specification shall prevail.

4.	Declarations of the Company

4.1.	The Company declares and undertakes that it has proven experience in the supply, installation, operation, and maintenance of a robotic transport fleet, and that it has the knowledge, professional capability, expertise, and technical means to fulfill all its obligations under this Agreement and all its appendices in the most professional and efficient manner to the satisfaction of the Client and/or anyone acting on its behalf. The Company shall, at all times and at all dates specified in this Agreement, possess the spare parts, equipment, and tools necessary for the maintenance of the transport robots, the equipment, and the accompanying systems, as well as a skilled team to perform the works and provide the Services set forth in this Agreement.

4.2.	The Company undertakes to perform all the works and installations required of it and the Services specified in this Agreement using safe work methods and a skilled team with proper equipment.

4.3.	Without derogating from the generality of the above, the Company undertakes to perform all the works and installations under this Agreement in accordance with the law and to comply with the instructions of a safety inspector on behalf of the Ministry of Labor, if so required, and to fulfill the licensing obligations prescribed by any law in relation to occupational safety procedures for both workers and the public.

4.4.	The Company declares that there is no contractual and/or legal and/or other impediment to its engagement with the Client.

4.5.	The Company declares and confirms that it has no and shall have no proprietary right and/or exclusivity and/or lease right in the areas where the equipment and systems will be installed and the transport robots will be placed, and that its status in this engagement is that of a supplier providing the Services specified in the Tender.

4.6.	The Company declares and confirms that it shall provide the following Services:

●	The Company shall supply, install, and operate transport robots throughout the hospital, including the accessories, equipment, and software necessary for the operation and maintenance of the robots and the supporting systems, all in accordance with the requirements set forth in the Tender.

●	The Company undertakes to operate the transport robots and ensure that they are operated optimally and in accordance with the Tender requirements.

●	The Company undertakes to provide maintenance services and spare parts as detailed in the Tender.

●	The Company undertakes to act in accordance with the technical specification and the requirements for the types of robots, equipment, and accompanying systems proposed by it and attached to the Proposal.

●	The Company, as stated, undertakes to ensure the installation, placement, and operation of the transport robots and the accompanying systems, including all components and spare parts, as specified in the Tender and in accordance with the specification and manufacturer’s catalog attached by the Company.

●	The Company undertakes to comply at all times with the provisions of the law regarding the employment of workers and/or employees, as well as with the provisions of general collective agreements and/or any valid collective agreement executed in the sector relevant to the type of workers employed, as amended and extended from time to time, and with any extension order applicable now or in the future to this sector.

●	The Company undertakes to provide its employees, at its own expense, with all safety and hygiene equipment required for the performance of their work or as required by law and/or by the instructions of the Client’s safety officer, and to ensure that its employees receive safety training from its representative as required.

●	The Company undertakes to comply at all times with the instructions of the Client’s safety and security department representatives and to implement such instructions immediately.

●	The Company undertakes that its employees and any person on-site on its behalf shall not enter any part of the site without permission, except for the purpose of performing the works under this Tender only.

●	For the purpose of providing the Services, the Company undertakes to employ Israeli citizens holding Israeli identity cards, who are capable of performing the Services in terms of health condition, age, qualifications, certifications, level of professionalism, and responsibility, subject to all applicable laws and subject to the approval of the Client.

5.	Engagement Period

5.1.	The Engagement Period shall commence upon the signing of this Agreement with the Supplier and shall be for a period of 24 months from the date of service supply, with an option, at the sole discretion of the hospital, to extend for additional periods of one year each.

5.2.	The Engagement Period shall continue throughout the entire period of supply, installation, operation, and maintenance, as detailed in this Agreement.

5.3.	Following the signing of this Agreement by the Parties and receipt by the Company of a written notice from the hospital stating that the work may commence (hereinafter: the “Notice”), the supply, installation, and operation of the robotic equipment and systems shall be completed within 4 months.

5.4.	The 24-month warranty period (included in the consideration) shall commence as stated from the date of supply, installation, operation of the robots, and installation and operation of the accompanying equipment and systems, and after inspection and approval by an authorized representative of the hospital.

5.5.	The Company undertakes to complete all Services in all their stages in accordance with the timetable to be determined by the Parties and as detailed in the Tender documents.

5.6.	If a delay occurs in the performance of any stage of the Services due to force majeure or due to other conditions which, in the opinion of the inspector on behalf of the hospital, are beyond the Company’s control and could not have been prevented, the Client may grant the Company an extension of the performance deadlines set in the timetable, equal to the period of the delay, provided that the Company submitted a request for an extension immediately upon the occurrence of the event for which the extension is requested; the Client’s decision in this matter shall be final and binding upon the Company.

6.	Timetables for Fault Repair Services

The Supplier undertakes to provide the hospital with fault repair services, including all spare parts and components in the equipment and systems, within 48 hours from the time the fault is reported.

7.	Consideration

7.1.	For the performance of all Company obligations under this Agreement including Appendices thereof, including provision of warranty throughout the 24-month Engagement Period, the Client undertakes to pay the Company a monthly payment in the amount of ILS 20,442 plus VAT for three robots (hereinafter: the “Consideration”).

Payment shall be net + 60 days according to the procedures of the Medical Center and the Fund for Medical Research.

7.2.	After receiving approval from the hospital inspector that the transport robots, equipment, and accompanying systems are operating optimally, the Company shall issue an invoice, and the Consideration shall be paid in full to the Company in shekels within 30 days from the date of submission of the invoice by the Company.

7.3.	It is hereby agreed that the Consideration constitutes the full and final price the Client shall be required to pay the Company for the provision of all Services, including maintenance services and fulfillment of all other Company obligations under this Agreement.

7.4.	The Consideration under this section is final and absolute and applies to all expenses of any kind that may arise for the Company. The transport of the robots, equipment, and systems, insurance premiums (which are also included in the Consideration), installation, installation of substitute equipment/component if necessary, expenses for replacement of spare parts or components and the like shall be carried out at no additional charge.

7.5.	For the avoidance of doubt, any change in VAT from the date of signature of the Agreement and for the entire term thereof shall apply to the Parties, and the Consideration shall be paid subject to such change.

8.	Parking

It is hereby clarified that payment for parking within the hospital premises during the period of service provision shall be at the expense of the Supplier.

9.	Penalties

9.1.	The Supplier must fulfill its obligations to supply, install, operate, and maintain the transport robots, equipment, and accompanying systems within 4 months from the date of signing this Agreement.

9.2.	For each week of delay, a 2.5% discount shall be applied to the invoice.

9.3.	The response time for a reported fault shall be up to 48 hours from the time the service call is opened. For each delay beyond the defined SLA time, a penalty of ILS 500 per business day of delay shall be imposed.

9.4.	In any case of service not meeting the satisfaction of the hospital inspector in terms of work quality and spare part quality, a penalty of 10%-100% discount shall be imposed on the spare parts invoice.

9.5.	It is hereby clarified that spare parts approved for maintenance shall be identical to those listed in the approved price quote, and no alternative parts shall be accepted without written approval from the professional responsible for implementation of the Tender on behalf of the hospital.

9.6.	In any case of disciplinary action and non-compliance with site procedures and/or state laws, a penalty of ILS 500 shall be imposed on the Supplier.

9.7.	Multiple complaints and/or penalties shall constitute, at the discretion of the Client, legal grounds for termination of the engagement with the Supplier.

10.	Performance Guarantee – Section Cancelled by Mutual Agreement of the Parties

~~Upon execution of the Agreement, the Supplier shall provide the Client, to secure the fulfillment of its obligations, an autonomous and unconditional bank guarantee in the amount of ILS 25,000, linked to the Consumer Price Index (hereinafter: the “Performance Guarantee”). The guarantee shall remain in effect throughout the entire term of the Agreement and for 90 days after the end of the full warranty and service period, as set out in the terms of the Agreement.~~

~~The Client shall be entitled to exercise the said guarantee in order to enforce its rights and to collect any amount owed to it under the Agreement, including penalty amounts due to delay in service or fault repair time as stipulated in this Agreement, and due to payment delays attributable to the Supplier, in accordance with the determination of representatives of the Construction, Assets, Logistics, Maintenance and Finance Departments of the hospital.~~

11.	No Employer-Employee Relationship

11.1.	The Parties declare that nothing in this Agreement or its performance shall be deemed to give rise to an employer-employee relationship between any of the Parties and the employees of the other Party, and that each Party shall be solely responsible for its own employees. If a claim is filed by any employee of the Company against the Client and/or the hospital in connection with an alleged employer-employee relationship, the Company shall ensure its dismissal and/or shall indemnify the Client for any amount it may be required to pay in relation to such claim.

11.2.	The Company further declares that it insures itself and its employees and/or agents against any damage that may be caused to them in connection with the performance of this Agreement.

12.	Confidentiality and Rights

12.1.	The Parties undertake to keep confidential all information that comes to their knowledge in connection with this Agreement, including information regarding patients and/or persons treated at the hospital and/or clinical trials conducted at the hospital, and not to disclose to any party any information of any kind that becomes known to them as aforesaid.

12.2.	The Company undertakes to have each employee and any representative on its behalf operating at the facility sign a confidentiality undertaking accordingly.

12.3.	The Parties shall be mutually liable for any damage caused to any party as a result of a breach of the confidentiality obligation, as stated in this section.

13.	Liability for Damages

13.1.	It is agreed and declared between the Parties that the Company is an “independent contractor” and shall be liable as such toward the hospital and/or anyone acting on its behalf and/or their employees and/or invitees and/or patients at the hospital and/or any other person or entity, in accordance with the Torts Ordinance and any applicable law.

13.2.	The Company shall be liable under law for any damage, including financial damage, caused as a result of the provision of the Services. The Company shall not be exempt from liability under law toward the Client, the hospital, or any third party. The Company shall bear responsibility for any damage, including bodily injury, caused by the Company and/or its employees and/or its agents and/or its contractors and/or anyone acting on its behalf at the hospital, including to any item and/or device located at the hospital and to any person, including any employee at the hospital and including any third party, provided that the damage occurred during or as a result of the performance of this Memorandum of Understanding, including poor and/or negligent performance of this Memorandum of Understanding, and including failure of the Company to comply with any provision of this Memorandum of Understanding and all its declarations and undertakings herein and in all its appendices. The Company undertakes to pay the Client, the hospital, and/or any other party any damage or loss for which it is liable as aforesaid, and further undertakes to indemnify such parties for any amount they may pay due to damages for which the Company is liable under law and/or pursuant to this Memorandum of Understanding.

14.	Insurance

The Company shall comply with the insurance requirements detailed in the Insurance Appendix attached to this Agreement.

The Company shall ensure that all its insurance policies relating to the Services under this engagement include a waiver of the right of subrogation against the Client, the State of Israel – Ministry of Health, its employees, and those acting on its behalf (such waiver shall not apply to damage caused with malice).

The Client reserves the right to receive from the Supplier, upon request, confirmation of insurance or copies of the policies. Failure to comply with the provisions of this section shall constitute a breach of this Agreement.

15.	General

For the avoidance of doubt, it is hereby explicitly agreed that the obligations of the Supplier under this Agreement shall also apply to additional transport robots that the hospital may decide to order from the Supplier and install throughout the hospital. If the hospital so decides, the obligations shall apply with respect to any changes and/or updates and/or improvements to the equipment and systems, insofar as they are added by the Supplier to such equipment and systems.

15.1.	The Supplier may not assign its rights and/or obligations under this Agreement to others without obtaining the prior written consent of the Client.

15.2.	This Agreement may only be amended in writing and with the signatures of both Parties.

15.3.	The status of the Supplier with regard to the provision of the Services and all other obligations under this Agreement shall be that of an independent contractor. The Parties declare that nothing in the terms of this Agreement or in its execution shall be deemed to give rise to an employer-employee relationship between any of the Parties and the employees of the other Party, and that each Party shall be solely responsible for its own employees.

15.4.	The Supplier shall be liable for any damage caused to the property of the hospital and/or any other person or entity as a result of the provision of the Services by it.

15.5.	The Supplier shall be liable for any bodily injury caused to its employees or to Hospital employees or to patients, inpatients, invitees, or visitors at the hospital, resulting from or in connection with the provision of the Services by it. The Supplier undertakes to insure its aforementioned liability under this Agreement and its employer’s liability (against all risks) and to include the hospital as an additional insured under the policy. The Supplier shall provide the Client with a copy of the policies as a condition for the commencement of the provision of the Services.

16.	Breach and Termination:

A.	The provisions of Sections 4, 6, 7, 10, and 12 of this Agreement shall be deemed fundamental conditions of this Agreement.

B.	~~Without prejudice to the Client’s rights to any remedy under any law, if the Supplier breaches any of the provisions listed in subsection A above (and/or any other breach that is not remedied within 14 days), the Client shall be entitled, after providing the Supplier with 7 days’ prior written notice, to terminate the Agreement and to make use of the Performance Guarantee as compensation for such fundamental breaches.~~ – This part is cancelled.

The Supplier shall not be entitled to any payment and/or compensation of any kind from the Client in respect of such termination of the Agreement.

A.	Notwithstanding the provisions of subsection B concerning advance notice of termination, the hospital may terminate the Agreement without any prior notice in the event a liquidator and/or receiver is appointed for the Supplier and such appointment is not revoked within 30 days. The provisions of subsections B and C shall apply.

B.	Termination of engagement by the Client shall be subject to two months’ notice during the first six months, and after six months, termination of the engagement by the Client shall require four months’ notice.

17.	It is hereby agreed that the Chief Engineer of the hospital, or anyone appointed by him, shall be authorized to decide on any professional dispute between the Parties, including compliance with all obligations of the Supplier under this Agreement and all its appendices, and his decision shall be binding upon the Supplier for all intents and purposes.

18.	The addresses and fax numbers of the Parties are as set out in the preamble to this Agreement.

18.1.	Any notice sent by one Party to the other shall be deemed to have reached its destination within 3 days from the date of sending by registered mail.

18.2.	Any notice sent by facsimile shall be deemed to have reached its destination upon receipt of proper confirmation of transmission and after telephone confirmation of receipt by an employee of the receiving Party, whose name shall be noted on the notice.

In Witness Whereof The Parties Hereto Have Hereunto Set Their Hands:

/s/ Moshe Barak /s/ Eyal Zimlichman	/s/ Amir Nardimon
The Client	The Company

Appendix L – Insurance Requirements

A.	The Supplier undertakes to obtain and maintain the insurance policies detailed herein for its benefit and for the benefit of the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, and the Sheba Fund for Health Services and Research, including all required coverages and conditions, with liability limits not less than those specified below.

1.	Employer’s Liability Insurance

1.	The Supplier shall insure its legal liability toward its employees under employer’s liability insurance in all territories of the State of Israel and the territories held by the State of Israel.

2.	The liability limit shall be no less than ILS 20,000,000 per employee, per event, and per insurance period (year).

3.	The policy shall be extended to cover the liability of the insured toward contractors, subcontractors, and their employees, if considered their employer.

4.	The policy shall be extended to indemnify the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, and the Sheba Fund for Health Services and Research, in the event that a claim is made in connection with a work accident and/or occupational illness alleging that they bear employer liability of any kind toward any employee of the Supplier, its contractors, subcontractors, or their employees.

2.	Third-Party Liability Insurance

1.	The Supplier shall insure its legal liability under the laws of the State of Israel with third-party liability insurance for bodily injury and property damage (including consequential damage), throughout all territories of the State of Israel and the territories held by the State of Israel.

2.	The liability limit shall not be less than ILS 2,000,000 per event and per insurance period (year).

3.	The policy shall include a cross-liability clause.

4.	The insurance shall be extended to cover damage caused by loading and unloading operations using lifting devices of any kind. Any exclusion or limitation relating to loading and unloading shall be nullified.

5.	The insurance shall be extended to cover the insured’s liability toward third parties arising from the activities of contractors, subcontractors, and their employees.

6.	Any exclusion or limitation relating to property owned by the State of Israel, where the Supplier or any of its personnel operate or have operated, shall be nullified.

7.	The property of the State of Israel shall be deemed third-party property.

8.	The insurance shall be extended to indemnify the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, and the Sheba Fund for Health Services and Research, to the extent they are deemed liable for acts and/or omissions of the Supplier and its representatives.

3.	Product Liability Insurance

1.	The Supplier shall insure its liability and that of the manufacturer* (if it is not the manufacturer) under product liability insurance in respect of the placement of operational robots on the premises of the Sheba Medical Center at Tel HaShomer, in accordance with the Memorandum of Understanding signed with the Sheba Fund for Health Services and Research, the State of Israel – Ministry of Health, and the Sheba Medical Center at Tel HaShomer.

*As an alternative to including the manufacturer’s liability under the Supplier’s product liability policy, the Supplier may present a separate Certificate of Insurance from the manufacturer, provided such policy includes clarifications stating that the named insured also includes: (a) the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, and the Sheba Fund for Health Services and Research (subject to the indemnity extension below); (b) a cross liability clause; (c) a waiver of subrogation against the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, and the Sheba Fund for Health Services and Research, and their employees (provided that such waiver shall not apply in favor of any person who caused the damage with malicious intent); (d) legal jurisdiction and territorial limits including the State of Israel.

2.	Coverage under the policy shall be in accordance with the law, including the Torts Ordinance [New Version] and the Product Liability Law, 1980.

3.	The liability limit shall not be less than ILS 4,000,000 per event and per insurance period (year).

4.	The policy coverage shall be extended to include the following:

●	Cross liability clause

●	Discovery period extension of at least 6 months

5.	The policy shall be extended to indemnify the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, and the Sheba Fund for Health Services and Research, for liability in respect of damage caused due to defects in products supplied, installed, or maintained by the Supplier and all those acting on its behalf

4.	Property Insurance

The Supplier shall insure at reinstatement value the operational robots used for the performance of the Services under the Memorandum of Understanding under “All Risks” insurance, including coverage for natural disasters, theft, burglary, and robbery. As an alternative to procuring property insurance, the Supplier may choose not to procure such insurance in whole or in part; however, in such case, the Supplier waives any and all claims against the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, the Sheba Fund for Health Services and Research, their employees, and the hospital’s patients and guests, in respect of any damage and/or loss caused to the said structures and contents, and undertakes not to make any claim against them for such damages. This waiver shall not apply in favor of any person who caused the damage with malicious intent.

5.	General

All the insurance policies required from the Supplier shall include the following conditions:

1.	The following shall be added as additional insureds under the name of the insured: the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, and the Sheba Fund for Health Services and Research, subject to the indemnity extensions detailed above.

2.	In any case of reduction or cancellation of insurance by either party, such action shall have no effect unless advance notice of at least 60 days has been provided by registered mail to the Administrative Director of the Sheba Medical Center at Tel HaShomer.

3.	The insurer waives all rights of subrogation, claims, contribution, or recourse against the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, and the Sheba Fund for Health Services and Research, and their employees, provided that such waiver shall not apply to any person who caused the damage with malicious intent.

4.	The Supplier shall be solely responsible to the insurer for the payment of premiums for all policies and for fulfilling all obligations imposed on the insured under the terms of the policies.

5.	Any deductibles stated in the policies shall apply solely to the Supplier.

6.	Any clause in the insurance policies that excludes or reduces the insurer’s liability in any way due to the existence of other insurance shall not apply to the State of Israel, and the insurance shall be deemed primary insurance entitling full rights under the policy.

7.	The terms of coverage of these policies shall not be less than those commonly accepted under the “BIT” policy wording, subject to the extensions listed above.

8.	Any exclusion for willful misconduct and/or gross negligence shall be nullified, if existing.

B.	The Supplier undertakes to maintain the validity of the insurance policies for the entire duration of its contractual engagement with the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, and the Sheba Fund for Health Services and Research, and for as long as its liability exists. The Supplier undertakes to renew the insurance policies for each insurance period, for as long as the contract with the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, and the Sheba Fund for Health Services and Research remains in effect.

C.	Confirmation signed by the insurer regarding the existence of the insurance policies shall be submitted by the Supplier to the Sheba Fund for Health Services and Research no later than the date of execution of the Agreement. The Supplier undertakes to submit to the Sheba Fund for Health Services and Research confirmation signed by the insurer regarding renewal of the policies no later than two weeks before the expiration of the insurance period.

It is hereby clarified that the certificate(s) of insurance presented do not limit the obligations of the Supplier under the insurance sections detailed above, and their abbreviated format is solely for the purpose of allowing the insurers to comply with regulatory guidelines. The binding insurance provisions are those appearing above. The Supplier shall study these requirements and, if necessary, consult with its insurance professionals in order to fully understand the requirements and implement them in its policies without reservations.

D.	The Sheba Fund for Health Services and Research reserves the right to request from the Supplier at any time copies of the insurance policies in full or in part, in the event of the discovery of circumstances that may give rise to a claim under the policies and/or for the purpose of reviewing the Supplier’s compliance with these sections and/or for any other reason. The Supplier shall provide copies of the insurance policies in full or in part immediately upon receipt of such request. The Supplier undertakes to implement any change or amendment required to bring the policies into conformity with its obligations under subsection A above.

E.	The Supplier declares and undertakes that the right of the Sheba Fund for Health Services and Research to conduct review and to require changes as detailed above does not impose any obligation or liability whatsoever upon the Sheba Fund for Health Services and Research, the State of Israel – Ministry of Health, the Sheba Medical Center at Tel HaShomer, or anyone acting on their behalf, regarding the insurance policies/insurance confirmations mentioned, their nature, scope, and validity, or regarding their absence, and does not derogate from any obligation imposed on the Supplier under the Agreement, whether adjustments were required or not, and whether reviewed or not.

F.	For the avoidance of doubt, it is hereby agreed that the required insurance policies, liability limits, and coverage conditions constitute a minimum requirement imposed on the Supplier and do not constitute approval by the Sheba Fund for Health Services and Research, the State, or anyone acting on their behalf, of the scope or extent of the insurable risk. The Supplier must assess its exposure to property and liability risks, including bodily injury and property damage, and determine the necessary insurance, including scope of coverage and liability limits, accordingly.

G.	Nothing in the insurance sections shall release the Supplier from any obligation imposed on it by law or under the Agreement, nor shall it be interpreted as a waiver by the Sheba Fund for Health Services and Research, the State of Israel – Ministry of Health, or the Sheba Medical Center at Tel HaShomer of any right or remedy granted to them by law or under this Agreement.

H.	Failure to comply with the provisions of these insurance sections shall constitute a fundamental breach of the Agreement.